Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Successor		Predecessor		Successor		Predecessor
	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2007		2006		2007		2006
Earnings:
Add:
(Loss) income before income taxes and minority interest	$(1)		$17,720		$(204)		$35,618
Fixed charges	26,099		9,775		53,479		20,069
Amortization of capitalized interest	3		3		5		5

	26,101		27,498		53,280		55,692
Subtract:
Distributions to minority holders	3,245		383		3,992		2,283

Earnings	$22,856		$27,115		$49,288		$53,409

Fixed Charges:
Interest expense	$23,084		$6,793		$47,369		$13,804
Amortization of deferred financing charges not included in interest expense	—		33		—		230
Portion of rentals deemed to be interest	3,015		2,949		6,110		6,035

	$26,099		$9,775		$53,479		$20,069

Ratio of earnings to fixed charges	0.9	x	2.8	x	0.9	x	2.7	x